                                  [Muldoon Murphy Faucette & Aguggia Letterhead]


                                November 4, 2004

VIA EDGAR AND COURIER (SEC MAIL STOP 0408)

Barry McCarty, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

                  Re:      Kentucky First Federal Bancorp
                           Form S-1 filed September 16, 2004
                           File No. 333-118597

                           Frankfort First Bancorp, Inc.
                           Proxy Statement filed September 16, 2004
                           Form 10-K for the Fiscal Year Ended June 30, 2004 File No. 0-26360

Dear Mr. McCarty:

         On behalf of Kentucky First Federal Bancorp (the "Company"), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the "Amended Registration Statement"), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on September 16, 2004 (the "Registration Statement").

         In addition, on behalf of Frankfort First Bancorp, Inc. (the "Frankfort"), enclosed for filing are amended preliminary proxy materials (the "Amended Proxy Statement"), marked to indicate changes to the preliminary proxy materials filed by Frankfort on September 16, 2004 (the "Proxy Statement"), and Amendment No. 1 to the Annual Report on Form 10-K (the "Amended Form 10-K"), marked to indicate changes from the Annual Report on Form 10-K filed on September 30, 2004 (the "Form 10-K").

         The Amended Registration Statement, the Amended Proxy Statement and the Amended Form 10-K are filed in response to the staff's comment letter issued on October 15, 2004. To aid in your review, we have repeated the staff's comments followed by the Company's and/or

Barry McCarty, Esq.
November 4, 2004
Page 2

Frankfort First's responses and indicated where the applicable document has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision ("OTS") on the Application on Form MHC-2 by the Company. A copy of the OTS response letter, which includes all OTS comments and the Company's responses, has been included with this filing.

REGISTRATION STATEMENT ON FORM S-1 FOR KENTUCKY FIRST BANCORP

COMMENT NO. 1:

Please advise the staff, with a view towards revised disclosure, how Kentucky First will meet its minimum offering amounts in the event that only a small percentage of the Frankfort First shareholders elect to take Kentucky First's shares as merger consideration.

RESPONSE TO COMMENT NO. 1

         In the extreme case assuming the minimum number of Frankfort First shareholders were to elect to receive Kentucky First common stock in the merger, then Kentucky First would be required to pay the most of the merger consideration of $31.2 million in cash. Specifically, because directors and officers of Frankfort have indicated their intention to elect to receive 347,152, shares of Kentucky First common stock in the merger, the Prospectus reflects the assumption that the minimum possible number of shares to be issued in the merger is 347,152 and that the remaining cost of the merger would be $28.7 million in cash. In that event, in order to complete the offering Kentucky First would be required to sell at least the remainder of the minimum of the offering range, or 2,486,250 shares less 347,152 shares, for a total of 2,139,098 shares, for cash. Even at the minimum of the range, Kentucky First would retain net proceeds of $16.4 million. After receipt of the $14.9 million cash distribution from Kentucky First, Kentucky First would have sufficient funds to pay $28.7 million in cash in the merger. In connection with its regulatory applications to the OTS, First Federal of Hazard has requested approval to pay a cash distribution to Kentucky First of from $4.1 to $14.9 million to enable it to pay for the acquisition of Frankfort First. Under these circumstances, following completion of the offering and the merger, Kentucky First would retain cash totaling $3.6 million, and First Federal of Hazard would have tangible capital of 10.6% of adjusted total assets. At higher points within the offering range, the amount of cash retained by Kentucky First and First Federal of Hazard's capital levels both increase.

COMMENT NO. 2:

Please advise that staff whether the offering will terminate in the event that the shareholders of Frankfort First do not approve the merger. Also, please provide the staff with the expected timetable for events, including the commencement of soliciting proxies for the merger and the commencement of the offering.

RESPONSE TO COMMENT NO. 2

Barry McCarty, Esq.
November 4, 2004
Page 3

         Assuming the Registration Statement is declared effective and the Proxy Statement is approved by the Securities and Exchange Commission staff on November 11, 2004, Kentucky first intends to mail its offering materials and Frankfort First will commence its proxy solicitation on November 22. Kentucky First will terminate its offering in approximately the third week of December 2004, and Frankfort First will hold its meeting of shareholders in late December, 2004. The offering and the merger would be expected to close on the same day in early to mid-January 2005.

         In the event Kentucky First shareholders do not approve the merger, First Federal of Hazard will terminate the reorganization and the offering. First Federal of Frankfort is undertaking the reorganization for the purpose of consummating the merger, and will not consummate the merger or the reorganization unless it can complete both the merger and the reorganization. Disclosure to this effect is provide on page 12.

Cover Page:

COMMENT NO. 3:

Revise the cover page so that it more directly discusses the reorganization transaction. Currently we are not able to find the rank order for participation by eligible account holders, the ESOP plan or any supplemental account holders. Also, please separate your discussions so that the impact of the merger is discussed separately from the reorganization transactions and the rights that the eligible account holders have in the transaction.

RESPONSE TO COMMENT NO. 3

The cover page has been revised in response to this comment.

COMMENT NO. 4:

The cover page presents a significant amount of information in a dense typeset. Please revise the disclosure on this page to only include information required by Item 501 or necessary to an investment decision. For example, consider providing an accurate but concise discussion of the minimum offering amount and the variable nature of the form of the merger consideration and refrain from including technical details about how the merger will be accomplished or the fate of the banking subsidiaries.

RESPONSE TO COMMENT NO. 4

The cover page has been revised in response to this comment.

COMMENT NO. 5:

It is not clear what "certain conditions" the best efforts offering is subject to. Please revise to clarify or delete the reference.

Barry McCarty, Esq.
November 4, 2004
Page 4

RESPONSE TO COMMENT NO.5

The reference to "certain conditions" has been deleted.

COMMENT NO. 6:

Please create a new paragraph, starting with the last sentence of the first paragraph. In this new paragraph, disclose that you are using $___ millions in cash proceeds from your conversion to acquire Frankfort First.

RESPONSE TO COMMENT NO. 6

The requested paragraph now appears as the second paragraph on the cover page of the Prospectus.

SUMMARY - PAGE 1

COMMENT NO. 7:

Please consider moving the discussions of the conversion and the general discussion of the merger transactions ahead of the descriptions of each of the entities involved.

RESPONSE TO COMMENT NO. 7

The discussions of the conversion and the general discussion of the merger transaction has been moved ahead of the descriptions of each of the entities involved in the Summary section of the Prospectus. See page 1 of the Prospectus.

COMMENT NO. 8:

Provide a diagram illustrating the merger transactions and the respective percentage of the resulting entity that will be held by both the Former shareholders of Frankfort First and the depositors of First Federal of Hazard.

RESPONSE TO COMMENT NO. 8

In responding to this comment, it appeared to be confusing to provide a diagram that would illustrate in a clear manner the respective percentage of the resulting entity that will be held by the former shareholders of Frankfort First and the depositors of Hazard other than the diagram that now appears on page 1 and the explanation below the table at the top of page 2 due to the fact that preparation of that diagram would involve making an assumption as to whether the Frankfort First shareholder elections would be as to the merger considerations. Differing elections by the Frankfort First shareholders would result in differing percentages of Kentucky First being owned by the former Frankfort First shareholders and the First Federal of Hazard

Barry McCarty, Esq.
November 4, 2004
Page 5

depositors. However, in lieu of a diagram, we have included a table on page 5 that sets out the percentages of the outstanding common stock of Kentucky First that will be owned by the former Frankfort First shareholders, subscribers in the reorganization offering and First Federal MHC under various assumptions as to the final amount of stock sold and the extent to which Frankfort First shareholders elect to receive Kentucky First common stock in the merger.

HOW WE DETERMINED THE OFFERING RANGE - PAGE 4

COMMENT NO. 9:

Please provide the staff with the calculations and assumptions used by the appraiser in order to prepare the tabular presentation on page 5.

RESPONSE TO COMMENT NO. 9

This information will be provided to the Commission supplementally.

COMMENT NO. 10:

Please change the order of the two tabular presentations, as the converted presentation more closely resembles the resulting company.

RESPONSE TO COMMENT NO. 10

The order of the tabular presentations has been changed on page 7 of the Prospectus.

COMMENT NO. 11:

We note that the tabular presentation on page 5 that presents the valuation multiples for Kentucky First, assuming the actual 45%/55% public/MHC stock holdings and the valuation multiples for "National Mutual Holding Companies" and does not include the similar valuation of the peer group used by Keller & Co. to value Kentucky First. Revise the tabular presentation to also present the relevant valuation multiples of the peer group.

RESPONSE TO COMMENT NO. 11

Keller & Company ("Keller") has advised the undersigned that the peer group consists exclusively of fully converted public companies and excludes publicly traded mutual holding companies. As a result, the peer group multiples would not be relevant or comparable to Kentucky First upon issuance of 45% of its common stock and would only be comparable if Kentucky First were considered on a fully converted basis, as provided on the second table. Keller advises that mutual holding companies cannot be part of the peer group because they do not all have the same percentages of public shares. For instance, some mutual holding companies may be 45% owned by the public, while others may be 30%-owned or 41%-owned by the public. Disclosure of this point is provided in footnote 1 to the first table on page 7.

Barry McCarty, Esq.
November 4, 2004
Page 6

COMMENT NO. 12:

Noting that on both a fully converted basis and on a pro-forma converted basis, the company will be selling at a discount to the trading values of its peer group by more than 25%, please include, under an appropriate heading, managements analysis for why it chose to accept the lower valuation of Kentucky Federal over the pricing multiples implied by the trading values of its peers. The analysis should point to the factors that Keller & Co. cite for valuing the company at a discount and should highlight why management decided to continue with the reorganization despite the substantial discount to the peer group.

RESPONSE TO COMMENT NO. 12

Disclosure in response to this comment appears on page 9.

BENEFITS OF THE REORGANIZATION TO MANAGEMENT - PAGE 7

COMMENT NO. 13:

Please provide a table summarizing the estimated value of the benefits payable under the employment agreements and change-in-control agreements, assuming a triggering event as of a recent date.

RESPONSE TO COMMENT NO. 13

The disclosure on page 13 has been revised in response to this comment to include a table outlining the estimated amounts that would be payable to the officers covered by employment agreements upon a change in control immediately following consummation of the merger and prior to December 31, 2004. We have not referenced a specific date because the effective date of the merger is unknown at this time, and the agreements (and payments thereunder) would not become effective until completion of the transaction.

COMMENT NO. 14:

We note that you have placed a static value on the costs associated with the restricted stock awards. In order for the investors to understand the effective cost of this plan, please provide a range of potential values of the plan, assuming different stock prices. Consider using the range of values ranging from $8-14, as has been used in several recent conversions.

RESPONSE TO COMMENT 14

The table on page 14 has been expanded in response to this comment to estimate the values of grants under the employee stock ownership plan and grants of restricted stock awards at stock prices ranging from $8.00 to $14.00 per share.

Barry McCarty, Esq.
November 4, 2004
Page 7

RISK FACTORS - PAGE 16

COMMENT NO. 15:

Add a risk factor that you are dependent upon regulatory approval from the OTS in order for First Federal of Hazard to make the potentially large capital contribution to Kentucky First in order to complete the merger. Please clarify the amount of the expected contribution that exceeds the proceeds of the offering, assuming that you raise the minimum offering amount and that 0% and 45% of the total outstanding shared of Kentucky First will be represented by former Frankfort First shareholders.

RESPONSE TO COMMENT NO. 15

Kentucky First respectfully submits that such a risk factor is not necessary in that we expect to receive OTS approval of the capital distribution in advance of the mailing of the Prospectus. The amount of the expected capital distribution needed to complete the merger is disclosed under "Use of Proceeds" in the table and below the table on page 37.

RISING INTEREST RATES MAY HURT OUR PROFITS AND ASSET VALUES - PAGE 17

COMMENT NO. 16:

Revise this risk factor to include information as to the specific nature of your exposure to an upward movement in interest rates. We note that both banks NPV results indicated that they could suffer significant losses in value from an upward movement in interest rates. Similarly, a reference to your individual or combined gap position might better highlight the exposure that the two entities face from an adverse movement in interest rates.

RESPONSE TO COMMENT NO. 16

The requested disclosure has been provided on page 19.

DUE TO OUR HIGH CAPITAL LEVELS... - PAGE 17

COMMENT NO. 17:

Revise the heading for this risk factor to clarify that the effect of lower ROE levels than your peer groups might be that your share price might suffer.

RESPONSE TO COMMENT NO. 17

The requested disclosure has been provided on page 19 of the Prospectus.

Barry McCarty, Esq.
November 4, 2004
Page 8

THE DISTRESSED ECONOMY IN FIRST FEDERAL OF HAZARD'S MARKET... - PAGE 18

COMMENT NO. 18:

Revise this risk factor to provide a more in depth description of the economic environment in which your Hazard based banking subsidiary operates.

RESPONSE TO COMMENT NO. 18

The requested disclosure has been provided on page 20 of the Prospectus.

ADDITIONAL PUBLIC COMPANY AND ANNUAL EMPLOYEE COMPENSATION... - PAGE 18

COMMENT NO. 19:

This risk factor appears to discuss the separate risks that your company and its investors will face after the reorganization. In particular, the investors appear to face an increase in employee compensation expense, including the ESOP, and the to-be-voted-upon stock option plan and increased costs of operating as a public company. Therefore, please provide a separate risk factor that discusses the added costs that your company and its shareholders might face because of the new and increased employee benefits and compensation plans.

RESPONSE TO COMMENT NO.1 9

This risk factor on pages 20-21 of the Prospectus has been revised to discuss only the risk attributable to increased employee compensation.

COMMENT NO. 20:

The Risk Factors section should discuss only those risks that apply uniquely to your company, and should avoid discussion of risks that apply to all public companies. The discussion of the added costs that Kentucky first would face as a public company appears to be generic, as all public companies face those risks and costs. Absent some additional reason that makes the move to being a public company particularly risky for Kentucky First.

RESPONSE TO COMMENT NO.20

This risk factor on pages 20-21 of the Prospectus has been revised to discuss only the risk attributable to increased employee compensation.

SELECTED FINANCIAL AND OTHER DATA OF FIRST FEDERAL OF HAZARD - PAGE 22

COMMENT NO. 21:

Barry McCarty, Esq.
November 4, 2004
Page 9

Please revise your calculation of the efficiency ratio in accordance with the definition utilized by the Office of Thrift Supervision. Alternatively, advise us how your current calculation is in accordance with Item 10 of Regulation S-K and revise to provide the additional disclosures required by Item 10 when presenting a non-GAAP financial measure.

RESPONSE TO COMMENT NO. 21

The efficiency ratio on page 25 of the Prospectus has been revised in accordance with the definition utilized by the Office of Thrift Supervision; therefore non-GAAP financial disclosure is not applicable.

SELECTED FINANCIAL AND OTHER DATA OF FRANKFORT FIRST - PAGE 24

COMMENT NO. 22:

Please revise your calculation of the efficiency ratio in accordance with the definition utilized by the Office of Thrift Supervision. Alternatively, advise us how your current calculation is in accordance with Item 10 of Regulation S-K and provide the additional disclosures required by Item 10 when presenting a non-GAAP financial measure.

RESPONSE TO COMMENT NO. 22

The efficiency ratio on page 27 of the Prospectus has been revised in accordance with the definition utilized by the Office of Thrift Supervision; therefore non-GAAP financial disclosure is not applicable.

COMMENT NO. 23:

Please revise to include the dividend payout ratio. Refer to Item VI of Industry guide 3.

RESPONSE TO COMMENT NO. 23

The dividend payout ratio has been provided on page 27 of the Prospectus.

USE OF PROCEEDS - PAGE 27

COMMENT NO. 24:

Revise this section to clarify that you will be using not only all of the net proceeds from the offering, but also deploying some of First Federal of Hazards current capital in order to pay the cash portion of the merger consideration. Please also revise the disclosure in the Summary and Risk Factors section to disclose this fact. We note the discussion on page 65 of Frankfort First's proxy statement. Make similar changes throughout the document to clarify your discussion of the required distribution to First Federal of Hazard and the following capital redistribution by First Federal to Kentucky First.

Barry McCarty, Esq.
November 4, 2004
Page 10

RESPONSE TO COMMENT NO. 24

The requested disclosure has been provided on pages 15-16 and 37 of the Prospectus.

COMMENT NO. 25:

Please supplementally reconcile the intended capital distribution to Kentucky First of $13.8 million to $20.4 million to the amounts presented in your risk factor titled, "We have broad discretion in allocating Kentucky First's assets..." Alternatively, please revise.

RESPONSE TO COMMENT NO. 25

The intended capital distribution within the referenced risk factor on page 21 of the Prospectus has been revised to agree to the Use of Proceeds presentation on page 37 of the Prospectus.

COMMENT NO. 26:

Please disclose how you determined the amount of cash needed to complete the merger. Please supplementally reconcile these amounts to the amounts disclosed as the cash portion of the cost of the merger presented in the notes to the pro forma data beginning on page 34.

RESPONSE TO COMMENT NO. 26

"Cash needed to complete the merger" within the "Use of Proceeds" on page 37 of the Prospectus has been revised to agree to the pro forma presentation in footnote 3 on each of pages 47, 49 and 51 of the Prospectus.

COMMENT NO. 27:

Please revise to include the effects of assuming 45% of the shares are issued in the merger to former Frankfort First shareholders at the minimum of the offering range. Please make conforming changes throughout the prospectus where you present pro forma information for the minimum of the offering range.

RESPONSE TO COMMENT NO. 27

The transaction calls for up to 49% of the shares to be issued to former Frankfort First shareholders at the minimum of the offering range and up to 45% of the shares to be issued to former Frankfort First shareholders at each of the midpoint, maximum and maximum, as adjusted, of the offering range. The Use of Proceeds table as filed on page 37 of the Prospectus reflects this assumption. Please see the revised table on page 37 of the Prospectus for footnotes (1) and
(2) for disclosure of this provision of the transaction.

Barry McCarty, Esq.
November 4, 2004
Page 11

CAPITALIZATION - PAGE 30

COMMENT NO. 28:

Please revise to clarify that the table presents Kentucky First Capitalization with the reorganization proceeds before the merger and after the merger. In this regard:

         - Revise the introductory paragraph to accurately describe the depiction;

         - Revise the heading of the second column to reflect the amounts as adjustments;

         - Remove the deposit and borrowed funds amounts from the second column as these amounts are not being adjusted; and

         - Revise the heading of the third column to clarify this column reflects the impact of the reorganization only and not the merger.

RESPONSE TO COMMENT NO. 28

The requested revisions have been made on page 40 of the Prospectus.

REGULATORY CAPITAL COMPLIANCE - PAGE 32

COMMENT NO. 29:

Please revise the reconciliation from US GAAP capital to regulatory capital to reconcile to the amounts presented in the table.

RESPONSE TO COMMENT NO. 29

The Regulatory Capital Compliance table has been revised to agree to the amounts presented in the table for reconciliation from US GAAP capital to regulatory capital on page 43 of the Prospectus.

PRO FORMA DATA - PAGE 34

COMMENT NO.30

Please revise the introduction to state whether the reorganization is conditioned on the acquisition, or whether the reorganization could be completed without the acquisition.

RESPONSE TO COMMENT NO. 30

The requested disclosure has been provided on page 45 of the Prospectus.

COMMENT NO. 31

Barry McCarty, Esq.
November 4, 2004
Page 12

Please revise the introduction to clarify all assumptions about the cash vs. stock election and any limits on cash.

RESPONSE TO COMMENT NO. 31

The requested disclosure has been provided on page 45 of the Prospectus.

COMMENT NO. 32:

Please revise to present separate columns for the proforma effect of the reorganization and the merger.

RESPONSE TO COMMENT NO 32.

Pro forma balance sheets and pro forma income statements on pages 46, 48, 50, 52, 54 and 56 of the Prospectus have been revised to present separate columns for the pro forma effects of the reorganization and the merger.

COMMENT NO. 33:

Please expand your footnotes to the proforma data so that they provide sufficient detail of the adjustments. Each note should be a complete description so that a reader can recompute the adjustment amount.

RESPONSE TO COMMENT NO. 33

Footnotes to the pro forma balance sheets and pro forma income statements on pages 46, 48, 50, 52, 54 and 56 of the Prospectus have been expanded.

COMMENT NO. 34:

Please revise to provide a schedule showing the calculation of the purchase price of Frankfort First.

RESPONSE TO COMMENT NO. 34

Pages 47, 49 and 51 of the Prospectus has been revised to include a schedule showing the calculation of the purchase price of Frankfort First.

COMMENT NO. 35:

Please revise to disclose the proforma effect of Frankfort First shareholders electing to receive cash only.

Barry McCarty, Esq.
November 4, 2004
Page 13

RESPONSE TO COMMENT NO. 35

Pro forma schedules on pages 46 and 52 of the Prospectus have been presented to disclose the effect of Frankfort First shareholders electing to receive cash only, subject to the fact that the presentation was made only at the minimum of the offering range, since that would require the greatest use of cash, and that the assumptions included shareholders representing 347,152 shares would elect to receive shares based on the indicated intentions of the Frankfort First directors and offices to elect to receive that number of Kentucky First shares in the merger, as noted in the schedule on page 126 of the Prospectus.

COMMENT NO. 36:

Please provide a schedule showing the allocation of the purchase price to the assets acquired and liabilities assumed.

RESPONSE TO COMMENT NO. 36

The requested schedule was presented in the original filing and appears as footnote (2) to each of the pro forma balance sheets on pages 47, 49 and 51 of the Prospectus.

COMMENT NO. 37:

Please tell us how you determined it was not necessary to allocate a portion of the purchase price to a core deposit intangible asset. Refer to paragraphs 39 and A21 of SFAS 141.

RESPONSE TO COMMENT NO. 37

The cost of funds associated with Frankfort First deposits is higher than alternative sources of funding in the market place. As a result, no intangible has been assigned to the excess earning capacity related to such deposits.

COMMENT NO. 38:

Please tell us how you complied with EITF 98-1 in determining the fair value of FHLB advances. Explain any assumptions about call or repricing.

RESPONSE TO COMMENT NO. 38

The fair value of the FHLB advances was estimated using a calculation of the present value of future cash flows and an appropriate discount rate. The prepayment option was considered in the valuation, but the penalty associated with prepayments resulted in no added value to the institution in the current interest rate environment.

COMMENT NO. 39:

Barry McCarty, Esq.
November 4, 2004
Page 14

Please exclude the proforma effect of shares purchased by the stock based incentive plan and the related compensation expense. As this plan will be implemented no earlier than 6 months after the reorganization and requires stockholder approval it is not directly attributable to the reorganization or the merger and does not appear factually supportable. Make conforming changes elsewhere in the registration statement as appropriate. Alternatively, please tell us how you determined that this effect is factually supportable even if regulatory approval is required.

RESPONSE TO COMMENT NO. 39

The pro forma effect of shares purchased by the stock-based incentive plan and the related compensation expense has been excluded, except that, following discussions with Commission staff, the pro form effect of such shares has been included on page 59 pursuant to Office of Thrift Supervision requirements.

COMMENT NO. 40:

Note 6 to the Pro Forma Statement of Earnings for both the minimum and maximum presentations refer to the merger exchange ratio, "as shown in footnote (1) above." We are unable to locate the merger exchange ratio in footnote (1). Please revise to state the ratios.

RESPONSE TO COMMENT NO. 40

Note 6 to the Pro Forma Statement of Earnings on pages 53, 55 and 57 of the Prospectus has been revised to state the ratio and to delete the reference to footnote (1).

ADDITIONAL PRO FORMA DATA - PAGE 42

COMMENT NO. 41:

Please revise to present a separate column for the proforma effect of the reorganization prior to the merger.

RESPONSE TO COMMENT NO. 41

Pursuant to discussions with Commission staff, no revisions have been made in response to this comment, but additional disclosure regarding the fact that the reorganization will not proceed unless the merger and the reorganization can be completed has been provided on page 15.

BUSINESS OF FIRST FEDERAL OF HAZARD - PAGE 46

MARKET AREA/COMPETITION - PAGE 46

COMMENT NO. 42:

Barry McCarty, Esq.
November 4, 2004
Page 15

We note your risk factor on page 18 that you are exposed to risks due to the depressed nature of your local economy. Please expand this section to include additional detail about the employment in the area, the level of unemployment and changes in the level.

RESPONSE TO COMMENT NO. 42

The requested disclosure has been provided on page 62 of the Prospectus.

COMMENT NO. 43:

Expand your discussion of the competition that First Federal of Hazard faces. What is First Federal of Hazard's position with regard to deposits and loans in the local area? How large are your main banking competitors? The investor must be able to understand your competitive position within your market in order to fully evaluate an investment in your shares.

RESPONSE TO COMMENT NO. 43

The requested disclosure has been provided on page 62 of the Prospectus. With respect First Federal of Hazard's position with regard to loans in the local area, we are unable to locate reliable data. Two main competitors of First Federal of Hazard in the local lending area maintain branches outside of Perry County and thus no segregated loan data specific to Perry County is available with respect to those competitors. Unlike deposit share information, loan market share information is not available on a branch basis.

LENDING ACTIVITIES - PAGE 46

COMMENT NO. 44:

In order for the investor to fully appreciate the extent to which you rely upon each of your main loan types, discuss the percentage of your total loans that each loan class represents.

RESPONSE TO COMMENT NO. 44

Loan totals and percentages of total loans have been added to each of the paragraphs discussing loan types on pages 63-64 of the Prospectus.

LOAN COMMITMENTS - PAGE 48

COMMENT NO. 45:

Please disclose how commitments to originate mortgage loans are considered in determining the provision for loan losses and where the allowance for these commitments is recorded in the financial statements.

RESPONSE TO COMMENT NO. 45

Barry McCarty, Esq.
November 4, 2004
Page 16

The paragraph on page 64 of the Prospectus has been revised to disclose that loan commitments are considered in the analysis of the allowance for loan losses and where such allowance is included in the financial statements.

BUSINESS OF FRANKFORT FIRST

ORIGINATIONS AND SALES OF LOANS - PAGE 52

COMMENT NO. 46:

Please revise the statement of cash flows to report purchases and originations of loans for resale and proceeds from sales gross in cash flows from operations. Refer to paragraph 21 of SFAS 104.

RESPONSE TO COMMENT NO. 46

The requested revisions have been made to table under the heading "Originations and Sales of Loans" on page 68 of the Prospectus and to the financial statements, Statement of Earnings and Statement of Cash Flows.

COMMENT NO. 47:

Please revise your financial statements to provide the disclosures required by paragraph 17 of SFAS 140 as it relates to your retention of mortgage servicing rights.

RESPONSE TO COMMENT NO. 47

The requested revisions have been made to financial statements note A-4.

COMMENT NO. 48:

Mortgage servicing rights meet the definition of intangible assets as defined in SFAS 141. Please revise your financial statements to provide the disclosures required by paragraphs 44 and 45 of SFAS 142 for your intangible assets.

RESPONSE TO COMMENT NO. 48

The requested revisions have been made to financial statements note A-4.

COMMENT NO. 49:

Please tell us how you comply with the requirements of Staff Accounting Bulletin No. 105, which summarizes the view of the staff regarding loan commitments accounted for as derivative instruments.

Barry McCarty, Esq.
November 4, 2004
Page 17

RESPONSE TO COMMENT NO. 49

Management of Frankfort First advises us that it prepares its books utilizing SAB 105 whenever there are commitments to originate loans that will be sold in the secondary market. Such commitments to originate and commitments to sell are carried at fair value pursuant to SAB 105.

MANAGEMENT'S DISCUSSION AND ANALAYSIS OF...FIRST FEDERAL OF HAZARD - PAGE 63

COMMENT NO. 50:

Revise this section to discuss the impact upon your business of the offering and particularly of the merger with Frankfort First. We note discussion of the transfer of lendable funds and the sale of loans between the banks. The investor should be able to understand how your business will operate after the merger. Make similar changes to your discussion in the Summary section.

RESPONSE TO COMMENT NO. 50

The "Operating Strategy" discussion on page 81 of the Prospectus has been revised to discuss the impact of the offering and the merger upon the business of First Federal of Hazard.

CRITICAL ACCOUNTING POLICIES - PAGE 64

COMMENT NO. 51:

Please revise to expand the discussion of your allowance for loan losses to provide an analysis of your sensitivity to change based on other outcomes that are reasonably likely to occur. Provide quantitative information to the extent it is available and will provide material information to investors. Refer to
Item V of Release 33-8350.

RESPONSE TO COMMENT NO. 51

The discussion of critical accounting policies on the allowance for loan losses on page 81 of the Prospectus has been revised in response to the comment.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSES - PAGE 78

COMMENT NO. 52:

Please tell us how the pledge of a contribution to the Hazard Community College was recorded in the financial statements. We would expect the remaining cash obligation reflected in the commitments and contractual obligations table on page 81. Please revise, or tell us why you believe it should not be included.

RESPONSE TO COMMENT NO. 52

Barry McCarty, Esq.
November 4, 2004
Page 18

Management of First Federal of Hazard has advised us that the pledge of the contribution to the Hazard Community College was recorded as an expense and a corresponding liability as of the time of the pledge in fiscal 2002. The commitments and contractual obligations table on page 99 of the Prospectus has been revised as requested to reflect the remaining cash obligation under this pledge.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS - PAGE 78

COMMENT NO. 53:

Please disclose how commitments to originate mortgage loans are considered in determining the provision for loan losses and where the allowance for these commitments is recorded in the financial statements.

RESPONSE TO COMMENT NO. 53

Please see response to Comment No. 45.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FRANKFORT FIRST - PAGE 82

COMMENT NO. 54:

Revise to include a discussion of the impact of recent accounting pronouncements. Refer to SAB Topic 11M.

RESPONSE TO COMMENT NO. 54

Discussion of the impact of recent accounting pronouncements has been inserted beginning on page 111 of the Prospectus.

AVERAGE BALANCE, INTEREST AND AVERAGE YIELDS AND RATES - PAGE 84

COMMENT NO. 55:

You disclose that average balances are derived from monthly balances. We would expect daily averages to be used unless their collection would involve unwarranted or undue burden or expense. Refer to general instruction 4 to Industry Guide 3. Please tell us how you plan to fully comply with the above guidance (by solely using daily average balances) in future filings.

RESPONSE TO COMMENT NO. 55

Barry McCarty, Esq.
November 4, 2004
Page 19

Management of First Federal of Frankfort advises that they recently undertook a conversion of their data processing system. The new system will provide daily average balances, which will be utilized in preparation of future filings.

CRITICAL ACCOUNTING POLICIES - PAGE 87

COMMENT NO. 56:

Please revise to expand the discussion of your allowance for loan losses to disclose specifically why your estimates bear the risk of change and provide an analysis of your sensitivity to change based on other outcomes that are reasonably likely to occur. Provide quantitative information to the extent it is available and will provide material information to investors. Refer to Item V of Release 33-8350.

RESPONSE TO COMMENT NO. 56

The critical accounting policies discussion has been revised on page of 105 of the Prospectus.

MANAGEMENT OF FRANKFORT FIRST

EQUITY COMPENSATION PLAN INFORMATION - PAGE 105

COMMENT NO. 57:

Please reconcile the sentence above the table, which reads, "Frankfort First does not maintain any equity compensation plans that have not been approved by security holders" to the presentation of 8,000 shares related to the Junior Officer Recognition Plan in the category of "Equity compensation plans not approved by security holders." Alternatively revise.

RESPONSE TO COMMENT NO. 58

The noted sentence has been deleted from page 125 of the Prospectus.

DESCRIPTION OF THE SALES ACTIVITIES; STOCK INFORMATION CENTER - PAGE 115

COMMENT NO. 58:

Confirm that the only "questions" that employees of Capital Resources, Inc. will provide to queries regarding an investment in Kentucky First's stock will be information contained in a valid prospectus or ministerial in nature.

RESPONSE TO COMMENT NO. 58

Kentucky First confirms that in response to queries employees of Capital Resources, Inc. will provide only information contained in a valid prospectus or ministerial in nature.

Barry McCarty, Esq.
November 4, 2004
Page 20

HOW WE DETERMINED THE OFFERING RANGE AND THE $10.00 PURCHASE PRICE - PAGE 116

COMMENT NO. 59:

In its appraisal report Keller & Co. states that it excluded all mutual holding companies from its peer group. Please provide us with an analysis as to how Keller determined that excluding mutual holding companies from the peer group was appropriate, given that Kentucky First would itself be a mutual holding company. Also, provide the staff with the implied valuations based upon the 8 mutuals that met the remainder of the peer group criteria but were excluded because they were mutual holding companies. We may have further comment.

RESPONSE TO COMMENT NO. 59

Please see our response to Comment No. 11 above. In response to the request of Commission staff, Keller has provided the following information:

                      PRICING RATIOS AS OF AUGUST 27, 2004

                                                                          PRICE/                            PRICE/
                                                         PRICE/            CORE            PRICE/          TANGIBLE
                                                        EARNINGS         EARNINGS           BOOK             BOOK
                                                           (x)              (x)              (%)             (%)
                                                        --------         --------          ------          --------
PUBLICLY TRADED MHC EXCLUDED FROM COMPARABLE
GROUP CONSIDERATION

ASFE   AF Financial Group, Inc. (MHC)                        NM               NM           151.5             175.0
AJSB   AJS Bancorp, Inc. (MHC)                             42.9             43.6           182.2             182.2
JXSB   Jacksonville Bancorp, Inc. (MHC)                    46.8             49.8           161.3             191.7
LBTM   Liberty Savings Bank, FSB (MHC)                     42.0             44.5           158.4             158.4
MSVB   Mid-Southern Savings Bank, FSB (MHC)                48.9             40.2           221.9             221.9
WCFB   Webster City Federal Bancorp (MHC)                  46.3             46.3           232.1             233.2
WAKE   Wake Forest Bancshares, Inc. (MHC)                  24.7             24.7           156.1             156.1

                                         Average:          41.9             41.5           180.5             188.4
                                          Median:          46.3             44.5           161.3             182.2

ALL PUBLICLY TRADED MUTUAL HOLDING COMPANIES

                                         Average:         32.78            46.25          197.66             213.5
                                          Median:         30.41            42.87          184.05             192.9

ALL PUBLICLY-TRADED THRIFTS, EXCLUDING MUTUAL
HOLDING COMPANIES

                                         Average:         19.13            23.98          150.15             167.9
                                          Median:         16.12            17.02          137.79             152.2

Barry McCarty, Esq.
November 4, 2004
Page 21

INDEX TO FINANCIAL STATEMENTS - PAGE 149

COMMENT NO. 60:

Please revise to include an audited balance sheet of Kentucky First as of a date less than 135 days before the initial filing date of the registration statement.

RESPONSE TO COMMENT NO. 60

Please see the index page for First Federal of Hazard's financial statements at page 172 of the Prospectus. The last sentence on that page states "Separate financial statements for Kentucky First have not been included in this prospectus because Kentucky First, which has engaged only in organizational activities to date, has no significant assets, contingent or other liabilities, revenues or expenses."

NOTE A. 9. FAIR VALUE OF FINANCIAL INSTRUMENTS, COMMITMENTS TO EXTEND CREDIT - PAGE F-12

COMMENT NO. 61:

Please tell us how you determined that the difference between the fair value of loan commitments and the notional amount of loan commitments was not material. We would expect the fair value to be estimated using fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties, as well as the difference between current levels of interest rates and committed rates. We would not expect the fair value of a commitment to be comparable to the notional amount of a loan.

RESPONSE TO COMMENT NO. 61

First Federal of Hazard advises that it generally does not collect fees for loan commitments. Additionally, virtually all real estate loans originated during the fiscal years ended June 30, 2004 and 2003, as well as loan commitments at June 30, 2004 and 2003, had a 7.00% fixed rate of interest. As a result, management believes that the fair value of loan commitments is not material. The footnote has been revised to state that the fair value of outstanding loan commitments was not material.

COMMENT NO. 62:

Please revise the table on page F-13 to disclose the carrying value and the fair value of commitments to extend credit.

RESPONSE TO COMMENT NO. 62

Barry McCarty, Esq.
November 4, 2004
Page 22

As noted in response to Comment No. 1 above, management believes the fair value of loan commitments is not material.

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES - PAGE F-17

COMMENT NO. 63:

You disclose that impairments in investments and mortgage-backed securities are considered to be temporary. Please revise to include additional information to allow financial statement users to understand the quantitative disclosures and the information you considered (both positive and negative) in reaching the conclusion that the impairments are not other than temporary. Refer to paragraphs 12 - 15 and 21b. of EITF 03-1.

RESPONSE TO COMMENT NO. 63

Note B to the financial statements has been revised as requested.

NOTE C - LOANS RECEIVABLE - PAGE F-18

COMMENT NO. 64:

Please revise to include an analysis of activity with respect to loans to related parties for the year ended June 30, 2004. Refer to S-X 9-03 7.(e)(1)(i).

RESPONSE TO COMMENT NO. 64

The requested disclosure as to loans to related parties has been added to Note
C.

NOTE D - ALLOWANCE FOR LOAN LOSSES - PAGE F-19

COMMENT NO. 65:

Please define nonperforming loans. Note A, summary of accounting policies, defines non-accrual and impaired loans, but does not address nonperforming loans.

RESPONSE TO COMMENT NO. 65

A definition of nonperforming loans has been added to Note D.

FINANCIAL STATEMENT OF FRANKFORT FIRST BANCORP

NOTE A. 10. FAIR VALUE OF FINANCIAL INSTRUMENTS, COMMITMENTS TO EXTEND CREDIT - PAGE F-39

COMMENT NO. 66:

Barry McCarty, Esq.
November 4, 2004
Page 23

Please tell us how you determined that the difference between the fair value of loan commitments and the notional amount of loan commitments was not material. We would expect the fair value to be estimated using fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties, as well as the difference between current levels of interest rates and committed rates. We would not expect the fair value of a commitment to be comparable to the notional amount of a loan.

RESPONSE TO COMMENT NO. 66

First Federal of Frankfort does not generally collect fees for loan commitments. The footnote has been revised to state that the fair value of outstanding loan commitments was not material.

NOTE A. 11. STOCK OPTION PLAN - PAGE F-39

COMMENT NO. 67:

Revise your proforma presentation to disclose the stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method had been applied to all awards. Refer to paragraph 45 of SFAS 123.

RESPONSE TO COMMENT NO. 67

Note A-11 has been revised to disclose that there were no income effects related to Frankfort First's stock option plan for any of the years in the three year period ended June 30, 2004.

NOTE B - MORTGAGE-BACKED SECURITIES

COMMENT NO. 68:

Please revise to disclose management's conclusion regarding whether mortgage-backed securities are other than temporarily impaired. If management has concluded that the impairments are not other than temporary, provide the disclosures required by paragraph 21b of EITF 03-1.

RESPONSE TO COMMENT NO. 68

Requested revision has been made to Note B.

NOTE K - REGULATORY CAPITAL

COMMENT NO. 69:

Barry McCarty, Esq.
November 4, 2004
Page 24

Please provide regulatory capital disclosures for First Federal Bancorp. Refer to paragraph 17 of Chapter 17 of the AICPA Audit and Accounting Guide for Depository and Lending Institutions.

RESPONSE TO COMMENT NO. 69

It is respectfully submitted that regulatory capital disclosures for Frankfort First are not required, as set forth in Chapter 17 of the AICPA Audit and Accounting Guide, paragraph 17.

EXHIBITS

EXHIBIT 2.1 - AGREEMENT OF MERGER

COMMENT NO. 70:

We are not able to find the list that briefly identifies the contents of the disclosure schedule, nor are we able to find the agreement to furnish a copy of any omitted schedule to the Commission upon request. Refer to Item 601(b)(2) of Regulation S-K. Please file the list and agreement with your next amendment. We may have further comment once we have a chance to review the list.

RESPONSE TO COMMENT NO. 70

The requested list has been provided in the exhibit index.

EXHIBIT 5.0 - OPINION OF MULDOON MURPHY FAUCETTE & AGUGGIA:  LEGALITY

COMMENT NO. 71:

Remove the limitation of "due adoption by the Board of Directors." The use of the term "due" is vague and could leave open a legal interpretation as to what constitutes "due" adoption. Please limit your assumptions and limitations to matters discussed in the registration statements or to factual matters.

RESPONSE TO COMMENT NO. 71

The opinion has been revised in accordance with this comment.

EXHIBIT 8.2 - OPINION OF MULDOON MURPHY FAUCETTE & AGUGGIA: TAX MATTERS REGARDING THE MERGER

COMMENT NO. 72:

Please advise the staff how you determined that an opinion that ceases to be valid based upon some future event (in this case that 40% of the merger consideration must be in the form of

Barry McCarty, Esq.
November 4, 2004
Page 25

Kentucky First stock) meets the requirement of Item 601(b)(8). It appears that the opinion does not tell the shareholders, at the time that they make either a voting or an election decision, what their tax treatment will be. Also, please advise the staff regarding any notice that you will provide to your shareholders in the event that the opinion ceases to be valid. Will they receive an opportunity to change their election in the event that the stock portion is determined to be subject to taxation? We may have further comment based upon your response.

RESPONSE TO COMMENT NO. 72

We have included with the filing a tax opinion that, provided the fair market value (determined as of the date of consummation of the merger) of the common stock issued to Frankfort First shareholders is not less than 40% of the total consideration issued to all Frankfort First shareholders in the merger, the merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code. The firm's tax opinion is based upon the "continuity of interest" test imposed by the Internal Revenue Service (the "Service"), which provides that a tax-free reorganization will occur when the aggregate value of common stock issued in a merger is not less than 50% of the value of the formerly outstanding shares of common stock held prior to the merger. Although the Service has established a 50% guideline, it has also acknowledged that the 50% threshold does not define, as a matter of law, the minimum stock consideration required to find a continuity of interest among the shareholders. In Rev. Rul. 61-156, the Service found sufficient continuity of interest at the 45% level, and the courts have accepted lower levels of continuity, finding tax free reorganizations in the case of 38% stock, all of which was nonvoting preferred stock (See John A. Nelson Co. v. Helvering, 296 U.S. 374 (1935)), and even in the case of 25% stock (See Miller v. Commissioner, 84 F.2d 415). Based on its analysis of the available legal precedent, the firm has determined that the 40% threshold referred to in the opinion would satisfy the continuity of interest test, but that the 40% threshold is the lowest level at which the firm would issue its opinion.

As discussed above, because the elections of all Frankfort First shareholders will ultimately determine the individual tax treatment of each shareholder after the merger, our opinion must be qualified by reference to the satisfaction of the 40% threshold. Item 601(b)(8) provides that a tax opinion may be conditioned or qualified, provided conditions and qualifications are adequately described in the filing. The 40% threshold is summarized on page P-7 under "Summary -- The Merger -- Tax Consequences of the Merger" and discussed in further detail beginning on P-51 (under the section captioned "Material Federal Income Tax Consequences of the Merger") of the proxy statement. The tax consequences to shareholders in the event the 40% threshold is not met are described in bold print in these sections of the proxy.

The parties intend to issue a press release following the tabulation of the election results to announce the results and the resultant tax treatment to Frankfort First shareholders. Shareholders will not receive an opportunity to change their election in the event that the stock portion is determined to be subject to taxation.

MERGER PROXY OF FRANKFORT FIRST BANCORP.

Barry McCarty, Esq.
November 4, 2004
Page 26

GENERAL COMMENTS ON THE PROXY

COMMENT NO. 73:

Where appropriate, please make conforming changes to this document based upon the comments above.

RESPONSE TO COMMENT NO. 73

Conforming changes have been made to the Proxy Statement based upon our responses to the above comments.

COVER PAGE OF PROXY

COMMENT NO. 74:

Revise the disclosure on this page to place the merger consideration in context by including the trading price of Frankfort First's shares prior to the merger announcement.

RESPONSE TO COMMENT NO. 74

The disclosure on the cover page has been revised in response to this comment.

QUESTIONS AND ANSWERS ABOUT THE MERGER - PAGE 1

COMMENT NO. 75:

You currently repeat a lot of information in both your Q&A and Summary section. The Q&A should not repeat any information that appears in the Summary and vice versa. For purposes of eliminating redundancies and grouping like information together, view your Q&A and Summary section as one section. Also, if you choose to retain the Q&A format, please limit your Q&A to two pages. Typically, the Q&A section focuses on procedural issues such as: What do I do now? Street name/ Broker voting, When do I send my stock certificates? and Who can help answer questions? Substantive issues are usually presented in the Summary section.

RESPONSE TO COMMENT NO. 75

The section captioned "Questions and Answers About the Merger" and the section captioned "Summary" have been revised in response to this comment to eliminate redundancies, to group like information and to view the sections as "one" section. The section captioned "Questions and Answers About the Merger" has also been revised to focus on procedural issues as noted in the comment, with the substantive issues being addressed in the "Summary."

Barry McCarty, Esq.
November 4, 2004
Page 27

WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO ME?

COMMENT NO. 76:

Please revise this subsection to state clearly what the tax consequences of the merger would be for Frankfort First's shareholders. The reference to the 40% ownership requirement places the investor in a position to have to determine what the tax consequences are. Using the basic requirements of the merger agreement, state when and if Frankfort First shareholders will be taxed.

RESPONSE TO COMMENT NO. 76

As stated in the response to Comment No. 72, the individual tax treatment of Frankfort First shareholders will depend on the cumulative election of the shareholders with respect to the receipt of Kentucky First common stock or cash in exchange for their shares of Frankfort First common stock. Therefore, the tax consequences for an individual investor cannot be determined until after completion of the transaction, and we have accordingly urged Frankfort First shareholders to consult with their tax advisors to obtain further guidance with respect to their individual tax treatment. However, for purposes of clarity, we have also added a reference to the more detailed tax discussion that appears beginning on Page P-51. Please note that, as discussed in more detail in the response to Comment No. 75, the disclosure under the referenced question and answer is covered in the disclosure under the section captioned "Summary -- The Merger--Tax Consequences of the Merger." Accordingly, the cross reference to page P-51 has been added to the end of the third paragraph of this section (on page P-7).

SUMMARY - PAGE 6

COMMENT NO. 77:

Please consider moving the discussions of the merger transactions and the general discussion of the conversion ahead of the descriptions of each of the entities involved.

RESPONSE TO COMMENT NO. 77

The disclosure in the "Summary" section has been revised in response to this comment.

INTERESTS OF FRANKFORT FIRST DIRECTORS AND OFFICERS IN THE MERGER - PAGE 12

COMMENT NO. 78:

Revise the heading of this risk factor so that it more clearly describes the accompanying text. Consider "Financial Interests of Frankfort First's Officers and Directors in the Merger."

RESPONSE TO COMMENT NO. 78

Barry McCarty, Esq.
November 4, 2004
Page 28

The heading of the risk factor captioned "Interests of Frankfort First Directors and Officers in the Merger" has been revised on page P-10 in response to this comment.

COMMENT NO. 79:

Please provide a table summarizing the value of the stock options, aggregate change in the annual compensation under any new employment agreements and the estimated benefits of the benefits payable under the employment agreements and change-in-control agreements, assuming a triggering event as of a recent date.

RESPONSE TO COMMENT NO. 79

The section captioned "Summary -- The Merger--Financial Interests of Frankfort First's Officers and Directors in the Merger" has been revised on pages P-10 and P-11 in response to this comment to include a table summarizing the aggregate value of the cash payout of stock options for officers and directors as a result of the merger. We also included tables summarizing the changes in base salaries under the new employment agreements for the two affected officers, and the estimated severance payments that would be made to the four officers of First Federal of Frankfort covered by employment agreements, assuming a change in control immediately following consummation of the merger and prior to December 31, 2004. Disclosure regarding the estimated severance payments that would be made to the four officers of First Federal of Frankfort covered by employment agreements, assuming a change in control immediately following consummation of the merger and prior to December 31, 2004 was also added to the end of the fourth paragraph on page P-67 under the section captioned "Financial Interests of Frankfort First's Officers and Directors in the Merger." We have not referenced a specific date because the effective date of the merger is unknown at this time.

RISK FACTORS - PAGE 21

THE CONSIDERATION WHICH YOU RECEIVE MAY BE TAXABLE - PAGE 21

COMMENT NO. 80:

Revise this risk factor to clarify that the total number of shares that elect to receive Kentucky First shares must be more than 40% of the total consideration provided to Frankfort First shareholder, or else the Frankfort First shareholders who receive stock consideration in the merger would have tax liability to the extent that the merger consideration exceeds their basis in their Frankfort First shares.

RESPONSE TO COMMENT NO. 80

The risk factor captioned "The Consideration Which You Receive, Including Kentucky First Common Stock, May Be Taxable" has been revised on page P-21 in response to this comment.

COMMENT NO. 81:

Barry McCarty, Esq.
November 4, 2004
Page 29

Revise the heading of this risk factor to clarify that even if a shareholder elects to receive stock, they might be subject to taxation.

RESPONSE TO COMMENT NO. 81

The heading of the risk factor captioned "The Consideration Which You Receive May be Taxable" has been revised on page P-21 in response to this comment.

PROPOSAL 1: ELECTION OF DIRECTORS - PAGE 33

COMMENT NO. 82:

Revise this section to clarify that if the merger is approved and consummated, these directors will become part of the board of First Federal of Frankfort.

RESPONSE TO COMMENT NO. 82

The first paragraph under "Proposal 1: Election of Directors" has been revised on page P-33 in response to this comment.

EXECUTIVE COMPENSATION - PAGE 36

COMMENT NO. 83:

The discussion of Mr. Jennings's employment agreement in the Proxy appears to differ from the discussion included in the Registration Statement. It appears that in the Registration Statement, Mr. Jennings will receive $100,000 instead of $80,000 in base salary. Do the amounts in the registration statement represent a post-merger pay increase? If the merger fails to gain approval or is otherwise terminated, will Mr. Jennings revert to the $80,000 payment mentioned in the proxy? Please revise both documents to clarify this apparent inconsistency.

RESPONSE TO COMMENT NO. 83

The discussion of Mr. Jennings' employment agreement on page 36 of the proxy differs from the discussion on page 109 of the prospectus because the proxy statement refers to Mr. Jennings' existing employment agreement with First Federal of Frankfort and his current base salary of $80,000, while the prospectus discusses the terms of Mr. Jennings' employment following the reorganization and merger, and his subsequent base salary of $100,000. As stated in the disclosure on page P-66 of the proxy and page 109 of the prospectus, however, the new employment agreements will only become effective upon consummation of the merger. Therefore, if the merger fails to gain approval or is otherwise terminated, Mr. Jennings' base salary would remain at $80,000. The differences between the pre-existing employment

Barry McCarty, Esq.
November 4, 2004
Page 30

agreements and the new employment agreements (including Mr. Jennings' base salary of $100,000) are discussed further on page P-66 of the proxy statement.

PROPOSAL 2: APPROVAL AND ADOPTION OF THE MERGER AGREEMENT - PAGE 45

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER - PAGE 50

COMMENT NO. 84:

We note that your Counsel, Muldoon Murphy Faucette and Aguggia LLP, has qualified its opinion upon the fact that 40% of the overall value received by Frankfort Federal's shareholders must be in the form of stock of Kentucky First. We also note that in the event that stock consideration falls below 40% of the total value, Muldoon Murphy states that the opinion is not valid and it becomes likely that Frankfort First's shareholders who receive stock will have tax liability. Please advise the staff of the following:

         - The analysis that supports an opinion that the merger will qualify at a 368(a) tax free reorganization where the stock portion of the consideration will be 40%.

         - The number of shares of Kentucky First that Frankfort First shareholders must receive in order for the 40% hurdle to be met.

RESPONSE TO COMMENT NO. 84

Please refer to the response to Comment No. 72 for the analysis that supports an opinion that the merger will qualify at a 368(a) tax free reorganization where the stock portion of the consideration will be 40%.

The number of shares of Kentucky First that Frankfort First shareholders must receive in order for the 40% hurdle to be met is approximately 1,190,617.

BACKGROUND OF THE MERGER - PAGE 51

COMMENT NO. 85:

Move this section so that it appears at the beginning of this proposal.

RESPONSE TO COMMENT NO. 85

The section captioned "Background of the Merger" has been moved to the beginning of this proposal on page P-45 in response to this comment.

COMMENT NO. 86:

Barry McCarty, Esq.
November 4, 2004
Page 31

Revise this section to include information as to the development of the merger plan on the part of First Federal of Hazard and Kentucky First.

RESPONSE TO COMMENT NO. 86

This section captioned "Background of the Merger" has been revised on pages P-45 and P-46 to include information as to the development of the merger plan on the part of First Federal of Hazard and Kentucky First in response to this comment.

COMMENT NO. 87:

Please advise the staff which party Muldoon Murphy Faucette & Aguggia represented during the May 11, May 21, and June 10 meetings.

RESPONSE TO COMMENT NO. 87

With the consent of First Federal of Hazard and Frankfort First, Muldoon Murphy Faucette & Aguggia assisted both parties in the structuring of the reorganization and merger transactions at the May 11, May 21 and June 10, 2004 meetings referenced in the section captioned "Background of the Merger." During this period, the parties were primarily engaged in discussions regarding the structure of the transaction with a view towards meeting with the OTS to discuss the contemplated transactions; negotiations regarding the terms of the transactions did not take place during this period. Following the favorable response the parties received from the OTS at the June 10, 2004 meeting, Frankfort First engaged the services of the law firm of Ackerson & Yann, P.C. to negotiate the terms of the merger agreement entered into by the parities on July 15, 2004. Muldoon Murphy Faucette & Aguggia LLP served as legal counsel to First Federal of Hazard during these negotiations.

COMMENT NO. 88:

Revise this section to provide additional detail regarding the other strategic alternatives that management considered before recommending the merger. We note your reference to these alternatives on page 54.

RESPONSE TO COMMENT NO. 88

The subsection with the caption "Review of Strategic Alternatives" on page P-55 has been revised in response to this comment.

RECOMMENDATION OF THE FRANKFORT FIRST BOARD; FRANKFORT FIRST'S REASONS FOR THE MERGER - PAGE 53

COMMENT NO. 89:

Barry McCarty, Esq.
November 4, 2004
Page 32

Please clarify how the termination fee affected the Boards decision to recommend the merger. Similarly, please clarify how the fact that Kentucky First will have a low return on equity affected the decision to recommend the merger.

RESPONSE TO COMMENT NO. 89

The disclosure in the subheadings captioned "Termination Fee" and Expectation that Kentucky First's Return on Average Equity Initially Will be Low" under the section captioned "Recommendation of the Frankfort First Board; Frankfort First's Reasons for the Merger" has been revised on pages P-56 in response to this comment.

OPINION OF FRANKFORT FIRST'S FINANCIAL ADVISOR - PAGE 55

COMMENT NO. 90:

Please provide for staff review all materials, including drafts, prepared by Howe Barnes Investments and provided to the board or its representatives. Provide all transcripts, summaries and video presentation materials.

RESPONSE TO COMMENT NO. 90

All materials, including drafts, prepared by Howe Barnes Investments and provided to the Frankfort First board or its representatives are attached to this correspondence in response to this comment. Please note that Howe Barnes Investments inadvertently initially furnished the Frankfort First board with an incorrect draft version of the presentation materials for the July 15, 2004 meeting. However, recognizing that the erroneous draft had been distributed, the Howe Barnes representative advised the board of the error at the beginning of the meeting and proceeded to identify each error in the presentation and instructed the board members to make appropriate corrections to the presentation. Following the meeting, Howe Barnes furnished the Company with copies of the corrected presentation. A copy of the presentation, in its original state and as corrected, is attached to this correspondence in response to this comment.

COMMENT NO. 91:

Please include a comprehensive table at the beginning of the financial advisor's opinion section that compares the instant transaction values (multiples, percentages, per share or dollar values) with the range developed by each material valuation methodology employed by Howe Barnes Investments in reaching its fairness conclusion.

RESPONSE TO COMMENT NO. 91

Howe Barnes' opinion section has been revised on page P-59 to include a comprehensive table that compares the instant transaction values (multiples, percentages, per share or dollar

Barry McCarty, Esq.
November 4, 2004
Page 33

values) with the range developed by each material valuation methodology employed by Howe Barnes Investments in reaching its fairness conclusion.

COMMENT NO. 92:

Provide the staff with all projections or forecasts provided to Howe Barnes by First Federal of Hazard.

RESPONSE TO COMMENT NO. 92

First Federal of Hazard provided Howe Barnes with the following written materials in connection with Howe Barnes' review of the proposed transaction:
First Federal of Hazard's business plan dated March 1999; First Federal of Hazard's business plan dated February 2004; June 2, 2004 correspondence from Muldoon Murphy Faucette & Aguggia LLP to the Office of Thrift Supervision regarding the transaction (including pro forma financial information prepared by Capital Resources Group, Inc.) and First Federal of Hazard's budget for 2004, copies of which are attached to this correspondence in response to this comment. In addition to the foregoing, Howe Barnes had discussions with First Federal of Hazard's president and chief executive officer regarding financial forecasts and projections written projections or forecasts, particularly with respect to plans for the future and the type of lending or cross fertilization of lending activities between the two companies. They also discussed the deposit pricing strategies of the two institutions. Additional discussion focused on the managements of both institutions and how the back office operations would be handled. This was all done to help HoweBarnes in its assumptions being used in the models.

COMMENT NO. 93:

Please clarify the third from last paragraph in this section to clarify whether any analysis that Howe Barnes conducted failed to support the ultimate determination that the merger consideration was fair to Frankfort First's shareholders from a financial point of view.

RESPONSE TO COMMENT NO. 93

The third from last paragraph in the section captioned "Opinion of Frankfort First's Financial Advisor" has been revised in response to this comment on page P-62 to clarify no analysis conducted by Howe Barnes failed to support the ultimate determination that the merger consideration was fair to Frankfort First's shareholders from a financial point of view.

COMMENT NO. 94:

Revise the second to last paragraph to identify all material assumptions that were not described in this section.

RESPONSE TO COMMENT NO. 94

Barry McCarty, Esq.
November 4, 2004
Page 34

Please be advised that Howe Barnes has advised the Company that all material assumptions have been identified in the section captioned "Opinion of Frankfort First's Financial Advisor."

COMPARABLE TRANSACTION ANALYSIS - PAGE 57

COMMENT NO. 95:

Please revise this portion to identify the peer group transactions.

RESPONSE TO COMMENT NO. 95

The peer group transactions have been added to the disclosure following the paragraph captioned "Comparable Transactions" on page P-60 in response to this comment.

PRO FORMA MERGER ANALYSIS - PAGE 58

COMMENT NO. 96:

Revise this section to note whether Howe Barnes calculated whether the merger would be accretive to Frankfort First's shareholders on an earning and book value basis. If Howe Barnes did calculate the pro forma effect of the merger on Frankfort First per share results, please include those results.

RESPONSE TO COMMENT NO. 96

In response to this comment, a sentence has been added to the end of the paragraph captioned "Pro Forma Merger Analysis" on page P-62 to reflect that Howe Barnes did not calculate whether the merger would be accretive to Frankfort First's shareholders on an earnings and book value basis.

FORM 10-KSB OF FRANKFORT FIRST BANCORP, INC. FOR THE FISCAL YEAR ENDED JUNE 30, 2004

COMMENT NO. 97:

Please file an amendment to your Form 10-KSB for the year ended June 30, 2004 to address the above comments, as applicable.

RESPONSE TO COMMENT NO. 97

The Company will shortly be filing an amendment to its Form 10-KSB to address the above comments.

CLOSING COMMENTS

Barry McCarty, Esq.
November 4, 2004
Page 35

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

         - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         - the action of the Commission or the staff; acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         - the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Heidi Berg, Staff Accountant, at (202) 824-5463 or Donald Walker, Senior Assistant Chief Accountant, at (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. You may contact Christian Windsor, Staff Attorney, at (202) 942-1974 or me at
(202) 942-1779 any other questions regarding this review.

Barry McCarty, Esq.
November 4, 2004
Page 36

                                    * * * * *

         If you have any questions concerning this submission, please telephone the undersigned or Gary R. Bronstein or Edward G. Olifer at (202) 362-0840.

                                    Very truly yours,

                                    MULDOON MURPHY FAUCETTE & AGUGGIA LLP

                                    /s/ Joel E. Rappoport, Esq.

Enclosures

cc:      Christian Windsor, Esq.
         Mr. Donald Walker
         Ms. Heidi Berg
            Securities and Exchange Commission
         Mr. Tony D. Whitaker
            Kentucky First Federal Bancorp.
         Gary R. Bronstein, Esq.
         Edward G. Olifer, Esq.